SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 5, 2018

Commission File Number 000-28990

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached to this Report on Form 6-K is the press release issued by the registrant on February 5, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: February 5, 2018	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2018 THIRD QUARTER

AND NINE-MONTH RESULTS

HONG KONG — February 5, 2018 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for its fiscal third quarter and nine months ended December 31, 2017.

Net sales for the fiscal 2018 third quarter were $5.0 million compared with $5.4 million a year ago -- reflecting the continuous impact of a previously announced strategic decision to phase out certain low-margin business.

Net sales for the fiscal 2018 nine-month period were $15.0 million compared with $14.9 million a year ago.

Net income for the fiscal 2018 third quarter was $379,000, or $0.10 per diluted share, compared with $270,000, or $0.07 per diluted share, in the same quarter a year earlier -- reflecting substantial contributions derived from tooling orders during the quarter.

Net income for the fiscal 2018 nine-month period was $808,000, or $0.21 per diluted share, compared with $308,000, or $0.08 per diluted share, a year earlier.Gross profit margin for the three- and nine-month periods ended December 31, 2017 increased to 32.2 percent and 30.5 percent, respectively, compared with 28 percent and 26.4 percent, respectively, a year earlier. Gross profit benefitted from product mix and from the substantial billings for tooling, as noted above. A substantial portion of the costs associated with the tooling orders was already absorbed in previous quarters, and the recognition of the tooling revenues during the fiscal third quarter increased gross profit.

Selling, general and administrative expenses remained substantially unchanged for both the third quarter and nine-month periods despite increasing wages and operating costs in both Hong Kong and Shenzhen, China. Operating income for the three-month period ended December 31, 2017 was $559,000 compared with $370,000 in the prior year. Operating income for the nine months increased sharply to $1.05 million compared with $421,000 a year earlier, due to the higher gross margins noted above.

“We continue to focus on organic growth and appropriate new business opportunities to increase sales momentum,” said Roland Kohl, chairman, president and chief executive officer.

“As noted in last quarter’s financial release, an ongoing challenge for the company is to balance the increasing costs in China and Hong Kong, which result in continuously increasing wages, with the pricing expectations of our customers,” Kohl said. He added that the company’s two- pronged strategic objective is to improve this situation by greater utilization of automation in China and increased utilization of lower-cost labor manufacturing in Myanmar.

-more-

Highway Holdings Ltd.

2-2-2

Currency exchange rates had a minimal impact on the company’s net income for the nine-month period ended December 31, 2017. The company reported a $9,000 currency exchange loss compared with a $53,000 exchange loss in fiscal 2017 -- mainly due to the strengthening of the RMB at December 31, 2017. The company does not engage in currency exchange rate hedging, and the fluctuations in the exchange rate of the RMB since January 1, 2017 are expected to affect the company’s future results.

Kohl noted the company’s balance sheet remains very strong. The company’s total cash position at December 31, 2017 increased to about $11 million, or approximately $2.89 per share, from $9.8 million at December 31, 2016, despite dividend payments and on-going equipment and other capital investments. The company’s current ratio was 2.65:1 at December 31, 2017, and the company’s total cash exceeded all current and long-term liabilities combined by $4.7 million.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative office is located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People’s Republic of China and Yangon, Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

#  #  #

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,

	2017	2016	2017	2016

Net sales	$5,033	$5,438	$14,989	$14,883
Cost of sales	3,410	3,918	10,412	10,952
Gross profit	1,623	1,520	4,577	3,931

Selling, general and administrative expenses	1,064	1,150	3,528	3,510
Operating income	559	370	1,049	421

Non-operating items

Exchange gain /(loss), net	2	(79)	(9)	(53)
Interest income	4	2	12	4
Gain/Loss on disposal of Asset	2	1	48	12
Other income/(expenses)	—	—	—	—
Total non-operating income/ (expenses)	8	(76)	51	(37)

Share of profits/ (loss) of equity investees	—	—	—	—
Net income before income tax and non-controlling interests	567	294	1,100	384

Income taxes	(177)	(30)	(268)	(80)
Net Income before non-controlling interests	390	264	832	304
Less: net (loss)/gain attributable to non-controlling interests	11	(6)	24	(4)
Net Income attributable to Highway Holdings Limited shareholders	$379	$270	$808	$308

Net Income per share - basic and diluted	$0.10	$0.07	$0.21	$0.08

Weighted average number of shares outstanding
Basic	3,801	3,801	3,801	3,801
Diluted	3,801	3,801	3,801	3,801

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	December 31	March 31
	2017	2017

Current assets:

Cash and cash equivalents	$10,973	$10,028
Accounts receivable, net of doubtful accounts	3,061	3,403
Inventories	1,843	2,265
Prepaid expenses and other current assets	669	714
Total current assets	16,546	16,410

Property, plant and equipment, (net)	892	954
Goodwill	77	77
Long-term deposits	111	111
Total assets	$17,626	$17,552

Current liabilities:
Accounts payable	$1,506	$2,391
Other liabilities and accrued expenses	3,937	3,053
Income tax payable	559	328
Dividend payable	243	438
Total current liabilities	6,245	6,210
Long term liabilities :

Deferred income taxes	32	32
Total liabilities	6,277	6,242

Shareholders’ equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,370	11,370
Retained earnings	(14)	13
Accumulated other comprehensive (loss)/income	(97)	(136)
Treasury shares, at cost – 5,049 shares as of December 31, 2017; and March 31, 2017 respectively	(14)	(14)
Total Highway Holdings Limited shareholders’ equity	11,283	11,271

Non-controlling interest	66	39
Total shareholders’ equity	11,349	11,310
Total liabilities and shareholders’ equity	$17,626	$17,552